MEMORANDUM OF CHANGES

EATON VANCE UNIT TRUST – SERIES 3

The Prospectus filed with Amendment No. 2 of the Registration Statement on Form S-6 has been revised to reflect information regarding the deposit of Eaton Vance Unit Trust – Series 3 on March 14, 2016. An effort has been made to set forth below each of the substantive changes and also to reflect the same by blacklining the marked counterparts of the Prospectus submitted with the Amendment.

Front Cover Page. The date of the Prospectus has been inserted and the preliminary prospectus disclosure has been removed.

Eaton Vance International Dividend Fortitude Portfolio – Selection Criteria. The second sentence of this section has been updated to include date on which the selection criteria were applied, and the fifth sentence of this section has been updated to reflect the fundamental characteristics considered in the selection process.

Eaton Vance Sustainable Impact Portfolio – Principal Risks. This section has been updated to reflect that the portfolio has a concentration in securities issued by companies in the consumer products sector.

The “Essential Information” and “Fees and Expenses” pages have been completed with respect to each portfolio in the Prospectus.

The “Portfolio” page and notes thereto have been finalized with respect to each portfolio in the Prospectus.

The “Report of Independent Registered Public Accounting Firm” page has been completed.

The “Statements of Financial Condition” page has been finalized.

The “Investment Risks” section has been updated to indicate each portfolio’s concentration in, or significant exposure to, the various economic sector risks and, as applicable, geographic risks described in this section.

The “Selling Units – Redemption of Units” and “Trust Administration - Termination” sections have each been revised to clarify that the in-kind redemption option will be unavailable to unitholders of the Eaton Vance International Dividend Fortitude Portfolio.

Back Cover Page. The date of the Prospectus has been inserted and the table of contents has been updated.